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                                                                      EXHIBIT 99

                     RISK FACTORS RELATED TO THE OFFERING OF

                      8% SENIOR SUBORDINATED NOTES DUE 2012

         The following risk factors were included in the offering memorandum provided in connection with the offering of the 8% Senior Subordinated Notes due 2012 (the "Notes"). The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties may also adversely impact and impair the Company. If any of the following risks actually occur, the Company's business, results of operations or financial condition would likely suffer.

RISKS RELATING TO OUR BUSINESS

THE COMPANY'S INDEBTEDNESS IS, AND WILL BE, SUBSTANTIAL, WHICH COULD ADVERSELY AFFECT ITS FINANCIAL HEALTH AND LIMIT ITS ABILITY TO OBTAIN FINANCING IN THE FUTURE AND TO REACT TO CHANGES IN ITS BUSINESS.

         After completing the Merger (as defined in the Company's Quarterly Report on Form 10-Q for the quarter ended January 2, 2004 (the "10-Q")) and the related transactions (together with the Merger, the "Transactions"), we will have a large amount of debt. As of October 3, 2003, on a pro forma basis, after giving effect to the Transactions, our total consolidated indebtedness would have been $215.0 million and we would have had $40.0 million of additional borrowings available under our revolving credit facility and term loan facility to be entered into in connection with the Merger (the "Senior Credit Facilities"). Our high degree of debt could have important consequences to you, including, but not limited to, the following:

                  - it will require the Company to dedicate a substantial portion of its cash flow from operations to payments on indebtedness, which will reduce the funds available for working capital, capital expenditures and other general corporate expenses;

                  - it could make it more difficult for the Company to satisfy its obligations under the Senior Credit Facilities and the Notes;

                  - it could place the Company at a disadvantage compared to its competitors that have proportionately less debt; and

                  - it could limit the Company's ability to borrow additional funds in the future, if needed, because of applicable financial and restrictive covenants of its indebtedness.

THE COMPANY'S DEBT AGREEMENTS HAVE RESTRICTIONS THAT WILL LIMIT ITS FLEXIBILITY IN OPERATING ITS BUSINESS.

         The Senior Credit Facilities and the indenture under which the Notes will be issued (the "Indenture") will have a number of significant covenants that, among other things, restrict the Company's ability to:

                  -        incur additional indebtedness;

                  - sell assets or consolidate or merge with or into other companies; o pay dividends or repurchase or redeem capital stock;

                  -        make certain investments; and

                  - enter into certain types of transactions with our affiliates.

         These covenants, as well as the Company's level of indebtedness, could have the effect of limiting the Company's flexibility in planning for, or reacting to, changes in its business and the markets in which it competes.

         In addition, under the Senior Credit Facilities, we will be required to satisfy and maintain specified financial ratios and tests. Events beyond our control may affect our ability to comply with those provisions and we may not be able to meet those ratios and tests, which would result in a default under the Senior Credit Facilities. In the event of a default, the lenders under the Senior Credit Facilities could elect to declare all amounts borrowed under the Senior Credit Facilities, together with accrued interest, to be due and payable and could proceed against the collateral securing that indebtedness. Borrowings under the Senior Credit Facilities are senior in right of payment to the Notes. If any of our indebtedness were to be accelerated, our assets may not be sufficient to repay in full that indebtedness and the Notes.

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                                                                               2

THE COMPANY'S ABILITY TO GENERATE THE SIGNIFICANT AMOUNT OF CASH NEEDED TO SERVICE ITS DEBT AND TO FUND CAPITAL EXPENDITURES OR OTHER LIQUIDITY NEEDS DEPENDS ON MANY FACTORS BEYOND ITS CONTROL.

         The Company's ability to make scheduled payments of principal and interest on its indebtedness, to refinance its indebtedness and to fund its planned capital expenditures will depend on its ability to generate cash and to obtain financing in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors affecting our industry that are beyond the Company's control. If we do not generate sufficient cash flow from operations, and sufficient future borrowings are not available to the Company under its Senior Credit Facilities or from other sources of financing, the Company may not be able to repay its debt or fund capital expenditures or its other liquidity needs.

THE COMPANY HAS HAD HISTORICAL LOSSES.

         In fiscal year 2003, the Company had its first profitable year since fiscal year 1998. However, the Company had net losses of $6.7 million and $18.8 million in fiscal year 2002 and 2001, respectively. As of October 3, 2003, the Company had an accumulated deficit of $84.5 million. The Company's ability to generate revenues and profits is subject to the risks and uncertainties encountered by companies in competitive markets, including many of the factors described elsewhere in these risk factors.

         We have recently generated significant increases in our gross margin. Our gross margin has increased from 18.0% in 2001, to 23.5% in 2002 to 30.7% in 2003. These increases have resulted from, among other things, gains in production efficiencies, increase in sales volume, the relocation of the Satcom manufacturing facility, resolution of technical problems for products and manufacturing, favorable product mix, improved pricing for certain products, completion of contracts with lower pricing in prior periods and the sale of our Solid State Product Division in 2002. In addition, we have historically experienced margin fluctuations from period to period due to variations in the mix of products sold during any period. If we are not able to maintain our current level of gross margin, our results of operations and financial condition would be adversely affected.

IF WE ARE UNABLE TO RETAIN KEY MANAGEMENT AND OTHER PERSONNEL, OUR BUSINESS AND OPERATING RESULTS COULD BE ADVERSELY AFFECTED.

         The unanticipated departure of any key member of our management team could have an adverse effect on our business and results of operations. In addition, because of the specialized and technical nature of the Company's business, our future performance is dependent on the continued service of, and on our ability to attract and retain, qualified technical, marketing, sales and managerial personnel. In addition, certain management and other personnel involved with the manufacture of some of our products are required to have various levels of security clearance, which is a time intensive process. There is competition for such personnel, and the failure to retain and/or recruit additional or substitute key personnel in a timely manner could have an adverse effect on the Company's business and operating results.

THE MARKETS IN WHICH THE COMPANY SELLS ITS PRODUCTS ARE COMPETITIVE, WHICH CAN RESULT IN REDUCED REVENUES AND LOSS OF MARKET SHARE.

         The domestic and international markets in which we sell our products are competitive. Certain of our competitors have substantially greater resources than those of the Company. In addition, some of our competitors offer a variety of products for applications similar to those of our products. The Company's ability to compete in these markets depends to a large extent on its ability to provide high quality products with shorter lead times at competitive prices, and its readiness in facilities, equipment and personnel. There can be no assurance that we will be able to compete successfully against our current or future competitors or that the competitive pressures we face will not result in reduced revenues and market share or seriously harm our business.

THE END MARKETS IN WHICH THE COMPANY OPERATES ARE SUBJECT TO TECHNOLOGICAL CHANGE, AND CHANGES IN TECHNOLOGY COULD ADVERSELY AFFECT OUR SALES.

         The change of technology is a feature of both our defense and commercial end markets. There is an inherent risk that advances in existing technology, including solid state technology, or the development of new technology could adversely affect the Company's financial condition and results of operations. Historically, the Company has relied on a combination of internal research and development and customer activities. To succeed in

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                                                                               3

the future, the Company must continually engage in effective and timely research and development efforts in order to introduce innovative new products for technologically sophisticated customers and end markets and benefit from activities of our customers. We may not be able to continue to allocate sufficient financial and other resources to our research and development activities or receive support from our customers. If we fail to adapt successfully to technological changes or fail to obtain access to important technologies, our business may suffer.

A SIGNIFICANT PORTION OF THE COMPANY'S SALES IS, AND IS EXPECTED TO CONTINUE TO BE, FROM CONTRACTS WITH THE U.S. GOVERNMENT THAT ARE SUBJECT TO COMPETITION, GOVERNMENT REGULATION, CHANGES IN GOVERNMENTAL APPROPRIATIONS, NATIONAL DEFENSE POLICIES AND RISKS PARTICULAR TO GOVERNMENT CONTRACTS.

         A significant portion of the Company's sales results from, and is expected to continue to result from, contracts with the U.S. Government, either directly or through prime contractors or subcontractors. Over 30% of our sales in fiscal year 2003 were made directly or indirectly to the U.S. Government. A significant disruption or decline in U.S. military expenditures in the future or of our relationship with the U.S. Government would result in a material decrease to our sales, earnings and cash flow. In addition, the loss or significant reduction in government funding of programs in which we participate could also result in a material decrease to our future sales, earnings and cash flows and thus limit our ability to satisfy our financial obligations, including those related to the Notes. U.S. Government contracts are also conditioned upon congressional approval and the continuing appropriation of necessary funds. Congress usually appropriates funds for a given program each fiscal year even though contract periods of performance may exceed one year. Consequently, at the outset of a major program, multi-year contracts are usually funded for only the first year, and additional monies are normally committed to the contract by the procuring agency only as Congress makes appropriations for future fiscal years.

         In addition, we are subject to risks particular to companies supplying defense-related equipment and services to the U.S. Government. These risks include the ability of the U.S. Government to unilaterally:

                  - suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations;

                  - terminate existing contracts, including for the convenience of the government;

                  -        reduce the value of existing contracts;

                  - audit our contract related-costs and fees, including allocated indirect costs; and

                  - control and potentially prohibit the export of our products, technology or other data.

         The U.S. Government may review our costs and performance on certain contracts, as well as on our accounting and general business practices. Based on the results of such audits, the U.S. Government may adjust our contract-related costs and fees, including allocated indirect costs. In addition, under U.S. Government purchasing regulations, some of our costs, including most financing costs, portions of research and development costs, and certain marketing expenses may not be reimbursable under U.S. Government contracts.

         Further, because of its business with the U.S. Government, the Company may also be subject to "qui tam", or whistle blower, suits brought by private plaintiffs in the name of the U.S. Government upon the allegation that the Company submitted a false claim to the U.S. Government, as well as to false claim suits brought by the U.S. Government. A judgment against the Company in a qui tam or false claim suit could cause the Company to be liable for substantial damages and could carry penalties of suspension or debarment which would make the Company ineligible to receive any U.S. Government contracts for a period of up to three years and, therefore, could potentially have a material adverse effect on the Company's financial condition and results of operations.

         Significant changes to appropriations, national defense policy, a disruption of our relationship with the U.S. Government or termination of our U.S. Government contracts would have a material adverse effect on the Company's results of operations and financial condition.

THE COMPANY GENERATES SALES FROM CONTRACTS WITH FOREIGN GOVERNMENTS, AND SIGNIFICANT CHANGES IN POLICIES OR TO APPROPRIATIONS OF THOSE GOVERNMENTS COULD HAVE AN ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

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                                                                               4

         Approximately 17% of our fiscal year 2003 sales were sales generated from foreign governments. Significant changes to appropriations, national defense policies, disruptions of our relationships with foreign governments or terminations of our foreign government contracts could have an adverse effect on the Company's results of operations and financial condition.

OUR INTERNATIONAL OPERATIONS SUBJECT US TO SOCIAL, POLITICAL AND ECONOMIC RISKS OF DOING BUSINESS IN FOREIGN COUNTRIES, ANY OF WHICH COULD NEGATIVELY AFFECT OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS.

         We conduct a substantial portion of our business and employ a substantial number of employees in our direct sales force and in external sales organizations in Canada and in other countries outside of the United States. In fiscal year 2003, we generated approximately 34% of our sales from customers outside the United States. As a result, we are subject to risks of doing business internationally. Circumstances and developments related to international operations that could negatively affect our business, financial condition or results of operations include, but are not limited to, the following factors:

                  - difficulties and costs of staffing and managing international operations;

                  - currency restrictions, which may prevent the transfer of capital and profits to the United States;

                  -        changes in currency rates with respect to the U.S.
                           dollar;

                  -        changes in regulatory requirements;

                  -        domestic and foreign government policies;

                  -        potentially adverse tax consequences;

                  - restrictions imposed by the U.S. Government on the export of certain products and technology;

                  - the responsibility of complying with multiple and potentially conflicting laws;

                  - the impact of regional or country-specific business cycles and economic instability; and

                  - geopolitical developments and conditions, including international hostilities, acts of terrorism and governmental reactions, trade relationships and military and political alliances.

         We have committed resources to expand our worldwide sales and marketing activities, to globalize our service offerings and products in selected markets and to further develop local sales and support channels. If we are unable to successfully implement these plans, to maintain adequate long-term strategies that successfully manage the risks associated with our global business or to adequately manage operational fluctuations, our business, financial condition and results of operations could be harmed.

         In addition, our international operations and, specifically, the ability of our non-U.S. subsidiaries to dividend or otherwise transfer cash among our subsidiaries, including transfers of cash to pay interest and principal on our debt, may be affected by limitations on imports, currency exchange control regulations, transfer pricing regulations and potentially adverse tax consequences, among other things.

WE MAY NOT BE SUCCESSFUL IN OBTAINING THE NECESSARY EXPORT LICENSES AND TECHNICAL ASSISTANCE AGREEMENTS TO CONDUCT OPERATIONS ABROAD AND CONGRESS MAY PREVENT PROPOSED SALES TO FOREIGN CUSTOMERS.

         Licenses for the export of many of our products are required from government agencies in accordance with various statutory authorities, including the Export Administration Act of 1979, the International Emergency Economic Powers Act, the Trading with the Enemy Act of 1917 and the Arms Export Control Act of 1976. We can give no assurance that we will be successful in obtaining these necessary licenses in order to conduct business abroad. Termination or significant limitation on our ability to export would have an adverse effect on our results of operations and financial condition.

OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION MAY BE ADVERSELY AFFECTED BY INCREASED OR UNEXPECTED COSTS INCURRED BY US ON OUR CONTRACTS AND SALES ORDERS.

         The terms of virtually all of our contracts and sales orders require us to perform the scope of work under the contract or sales order for a predetermined fixed price. As a result, we bear the risk of increased or unexpected costs associated with a contract or sales order, which may reduce our profit or cause us to sustain losses. Future increased or unexpected costs on a significant number of our contracts and sales orders could adversely affect our results of operations and financial condition.

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ENVIRONMENTAL REGULATION AND LEGISLATION, LIABILITIES RELATING TO CONTAMINATION
AND CHANGES IN OUR ABILITY TO RECOVER UNDER VARIAN'S INDEMNITY, COULD ADVERSELY AFFECT THE COMPANY'S BUSINESS.

         The Company is subject to a variety of U.S. federal, state and local as well as foreign environmental laws and regulations relating, among other things, to wastewater discharge, air emissions, handling of hazardous materials, disposal of solid and hazardous wastes, and remediation of soil and groundwater contamination. We use a number of chemicals or similar substances, and generate wastes, that are classified as hazardous, and require environmental permits to conduct many of our operations. Violation of such laws and regulations can result in substantial fines, penalties, and other sanctions. Changes in environmental laws or regulations (or in their enforcement) affecting or limiting, for example, our chemical uses, certain of our manufacturing processes, or our disposal practices, could restrict the ability of the Company to operate as it is currently operated or is permitted to be operated. In addition, we may experience releases of certain chemicals or other events, including the discovery of previously unknown contamination, that could cause us to incur material cleanup costs or other damages. The Company is involved from time to time in legal proceedings involving compliance with environmental requirements applicable to its ongoing operations, and may be involved in legal proceedings involving exposure to chemicals or the remediation of environmental contamination.

         Pursuant to the stock sale agreement by and between Varian Associates, Inc., the predecessor of Varian Medical Systems, Inc., and CPI dated June 9, 1995, as amended (the "Varian Agreement"), Varian has agreed to indemnify us for, and retained, various environmental liabilities relating to Varian's Electron Devices Business prior to the closing of the sale of that business, with certain exceptions and limitations (the "Varian Environmental Indemnity"). With certain limited exceptions, the Company is not indemnified under the Varian Environmental Indemnity with respect to liabilities resulting from the Company's operations after the closing of the Varian Agreement. Varian is undertaking environmental investigation and remedial work at three of the Company's manufacturing facilities, Palo Alto, California, Beverly, Massachusetts and Georgetown, Ontario, Canada. The Company subleases a portion of the larger Varian Palo Alto campus, for which Varian has entered into a Consent Order with the California Environmental Protection Agency for remediation of soil and groundwater contamination. The Palo Alto site abuts a federal Superfund site and a state Superfund site. In addition, Varian has been sued or threatened with suit with respect to some of the above-mentioned manufacturing facilities. The Company's San Carlos, California facility also has soil and groundwater contamination that has been the subject of some remediation.

         Although the Company believes that Varian currently has sufficient financial resources to satisfy its obligations to the Company under the Varian Environmental Indemnity, because of the long-term nature of Varian's remediation obligations, there can be no assurance that Varian will continue to have the financial resources to comply fully with those obligations, or will continue to take the same view with respect to the scope of those obligations. In either case, our results of operations and financial condition could be materially adversely affected.

         There can also be no assurance that material costs or liabilities will not be incurred by the Company in connection with obligations, proceedings or claims related to environmental conditions arising from the Company's operations or properties. Such costs or liabilities, if significant, could have a material adverse effect on the Company's results of operations and financial condition.

WE HAVE ONLY A LIMITED ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, WHICH ARE IMPORTANT TO OUR SUCCESS.

         Our success depends, in part, upon our ability to protect our proprietary technology and other intellectual property. We rely upon a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements, and patent, copyright and trademark laws to protect our intellectual property rights. The steps we take in this regard may not be adequate to prevent or deter infringement or other violation of our intellectual property, and we may not be able to detect unauthorized use or take appropriate and timely steps to enforce our intellectual property rights. Although it is our intention to avoid infringing or otherwise violating the intellectual property rights of others, we cannot be certain that our processes and products do not or will not infringe or otherwise violate the intellectual property rights of others. Infringement or other violation of intellectual property rights could cause us to incur significant costs and prevent us from selling our products and could have a material adverse effect on our business, financial condition and results of operations.

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OUR INABILITY TO OBTAIN CERTAIN NECESSARY RAW MATERIALS AND KEY COMPONENTS COULD
DISRUPT THE MANUFACTURE OF OUR PRODUCTS AND CAUSE OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS TO SUFFER.

         Certain raw materials and key components necessary for the manufacture of the Company's products, such as molybdenum, cupronickel, OFHC copper, and some cathodes, are obtained from a limited group of, or occasionally sole, suppliers. If any of these suppliers fails to meet our needs, we may not have readily available alternatives. If the Company is unable to procure these and other necessary raw materials and key components from its suppliers, its ability to manufacture products could be disrupted, and the Company's financial condition and results of operations could suffer.

CYPRESS CONTROLS US AND MAY HAVE CONFLICTS OF INTEREST WITH US OR YOU IN THE FUTURE.

         After giving effect to the Transactions, affiliates of The Cypress Group L.L.C. ("Cypress") will beneficially own approximately 96%, on a fully diluted basis, of the outstanding shares of common stock of CPI Acquisition Corp., CPI's indirect parent. As a result, Cypress will, following the closing of the Transactions, have control over our decisions to enter into any corporate transaction and will have the ability to prevent any transaction that requires the approval of stockholders regardless of whether or not other stockholders or holders of the Notes believe that any such transaction is in their own best interests. Cypress may also have an interest in causing us to pursue acquisitions, divestitures, financings or other transactions that, in its judgment, could enhance its equity investment, even though such transactions may involve risks to you as a holder of the Notes.

RISKS RELATING TO THE NOTES

THE NOTES ARE SUBORDINATED TO ALL OUR EXISTING AND FUTURE SENIOR INDEBTEDNESS, WHICH MAY LIMIT OUR ABILITY TO REPAY YOU.

         The Notes are contractually subordinated in right of payment to our existing and future senior indebtedness. As of October 3, 2003, on a pro forma basis, after giving effect to the Transactions, we would have had $90.0 million outstanding, and availability of $40.0 million, under our Senior Credit Facilities, all of which, if borrowed or drawn upon, would be senior debt. In addition, subject to compliance with certain covenants under the Indenture for the Notes, we may incur additional indebtedness, which may be senior to the Notes and may materially adversely impact our ability to service our debt, including the Notes.

         Due to the subordination provisions of the Notes, in the event of our insolvency, funds that would otherwise be used to pay the holders of the Notes and any other senior subordinated indebtedness will be used to pay the holders of senior indebtedness to the extent necessary to pay the senior indebtedness in full. As a result of these payments, general creditors may recover less, ratably, than the holders of senior indebtedness and the general creditors may recover more, ratably, than the holders of the Notes or any other subordinated indebtedness. In addition, holders of senior indebtedness may, under certain circumstances, restrict or prohibit us from making payments on the Notes.

THE GUARANTEES ARE SUBORDINATED TO THE SENIOR DEBT OF THE GUARANTORS.

         The guarantees are subordinated to all existing and future senior debt of the guarantors, which will consist of all of the indebtedness and other liabilities of the guarantors designated as senior indebtedness, including guarantees of borrowings under the Senior Credit Facilities. As of October 3, 2003, on a pro forma basis, after giving effect to the Transactions, our guarantors would have had $90.0 million outstanding, and availability of $40.0 million, under our Senior Credit Facilities, all of which, if borrowed or drawn upon, would be senior debt.

FEDERAL AND STATE STATUTES ALLOW COURTS, UNDER SPECIFIC CIRCUMSTANCES, TO VOID GUARANTEES AND REQUIRE NOTEHOLDERS TO RETURN PAYMENTS RECEIVED FROM GUARANTORS.

         Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, if, among other things, any guarantor, at the time it incurred the debt evidenced by its guarantee of the Notes:

                  - received less than reasonably equivalent value or fair consideration for the guarantees; and

                           - was insolvent or rendered insolvent as a result of issuing the guarantees;

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                                                                               7

                           - was engaged in a business or transaction for which that guarantor's remaining assets constituted unreasonably small capital; or

                           - intended to incur, or believed that it would incur, debts beyond its ability to pay as those debts matured; or

                  - intended to hinder, defraud that guarantor's creditors,

then the guarantee of that guarantor could be voided, or claims by holders of the Notes under that guarantee could be subordinated to all other debts of that guarantor. In addition, any payment by that guarantor pursuant to its guarantee could be required to be returned to that guarantor, or to a fund for the benefit of the creditors of that guarantor.

         The measures of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any proceeding with respect to the foregoing. Generally, however, a guarantor would be considered insolvent if:

                  - the sum of its debts, including contingent liabilities, was greater than the saleable value of all of its assets at a fair valuation;

                  - the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

                  -        it could not pay its debts as they become due.

         Each subsidiary guarantee will contain a provision intended to limit the subsidiary guarantor's liability to the maximum amount that it could incur without causing the incurrence of obligations under its subsidiary guarantee to be a fraudulent transfer. This provision may not be effective to protect the subsidiary guarantees from being voided under fraudulent transfer law.

         If a court voided a guarantee by one or more of our subsidiaries as the result of a fraudulent conveyance, or held it unenforceable for any other reason, holders of the Notes would cease to have a claim against the subsidiary based on the guarantee and would only be creditors of CPI and any guarantor whose guarantee was not similarly held unenforceable.

OUR CANADIAN SUBSIDIARY AND OUR OTHER FOREIGN SUBSIDIARIES ARE NOT GUARANTORS, AND YOUR CLAIMS WILL BE SUBORDINATED TO ALL OF THE CREDITORS OF THE NON-GUARANTOR SUBSIDIARIES.

         Our Canadian subsidiary is not a guarantor. This non-guarantor subsidiary generated approximately 30% of our sales, 26% of our net income, 20% of our EBITDA and 19% of our cash provided by operating activities for the fiscal year ended October 3, 2003. In addition, it held approximately 26% of our consolidated assets as of October 3, 2003. The amounts currently generated by the other non-guarantor subsidiaries are not material. Any right of ours to receive the assets of any of our non-guarantor subsidiaries upon their bankruptcy, liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be subject to the claims of that subsidiary's creditors, including trade creditors. To the extent that we are recognized as a creditor of that subsidiary, we may have such claim, but it would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness and other liabilities of that subsidiary senior to that held by us. As of October 3, 2003, on a pro forma basis to give effect to the Transactions, these Notes would have been effectively junior to approximately $14.7 million of liabilities (including trade payables) of these non-guarantor subsidiaries.

WE MAY NOT HAVE THE ABILITY TO RAISE FUNDS NECESSARY TO FINANCE ANY CHANGE OF CONTROL OFFER REQUIRED UNDER THE INDENTURE.

         If a change of control occurs as described in the Indenture, we would be required to offer to purchase your Notes at 101% of their principal amount together with all accrued and unpaid interest and additional interest, if any. If a purchase offer obligation arises under the Indenture, a change of control could also have occurred under the Senior Credit Facilities, which could result in the acceleration of the indebtedness outstanding thereunder. Any of our future debt agreements may contain similar restrictions and provisions. If a purchase offer were required under

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                                                                               8

the indenture for our debt, we may not have sufficient funds to pay the purchase price of all debt, including your Notes, that we are required to repurchase or repay.

         A change of control is defined in the Indenture to include, among other things, any person, other than one or more permitted holders, directly or indirectly beneficially owning 50% or more of the voting power of the total outstanding voting stock of CPI. Permitted holders is defined in the Indenture to include (i) Cypress, (ii) any person which is directly or indirectly controlled by Cypress, and (iii) in certain circumstances, any person with whom Cypress and any person which is directly or indirectly controlled by Cypress (x) is part of a group within the meaning of Section 13(d)(3) of the Exchange Act or
(y) are parties to a securityholders' agreement (as defined in the Indenture). See the definitions of "Change of Control", "Permitted Holder" and "Securityholders' Agreement" in the Indenture.